Exhibit 99.3

EXIBIT C

Alpha Energy, Inc.

COMPENSATION AND
MANAGEMENT
DEVELOPMENT
COMMITTEE CHARTER

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE CHARTER

1.	Purpose

The Compensation and Management Development Committee’s (the “Committee”) basic responsibility is to review the performance and development of the Company’s management in achieving corporate goals and objectives and to assure that the Company’s executive officers (as defined below) are compensated effectively in a manner consistent with the strategy of the Company, competitive practice, sound corporate governance principles and shareholder interests. Toward that end, the Committee will oversee, review and administer all compensation, equity and employee benefit plans and programs.

2.	Composition of the Committee

The Committee will consist of not less than three directors, each of whom will be an “independent director” as required by the rules of The Nasdaq Stock Market (“Nasdaq”) and applicable state and federal law and rules and regulations promulgated thereunder, a “non-employee director” within the meaning of Rule 16b-3 issued by the Securities and Exchange Commission (“SEC”), and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). The Board of Directors (the “Board”) shall appoint the members and the Chairman of the Committee on the recommendation of the Nomination and Governance Committee. Membership on the Committee shall rotate at the Board’s discretion. The Board shall fill any vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause.

3.	Responsibilities and Duties

In carrying out its purpose, the Committee will have the following responsibilities and duties:

a.

Review annually and approve the Company’s compensation strategy to ensure that it promotes shareholder interests and supports the Company’s strategic and tactical objectives, and that it provides appropriate rewards and incentives for management and employees of the Company, including review of compensation-related risk management.

b.	Review annually and approve corporate goals and objectives relevant to executive compensation and evaluate performance in light of those goals.
c.

Review annually and determine the individual elements of total compensation for the Chief Executive Officer and all other “executive officers” within the meaning of Rule 3b-7 issued by the SEC and “officers” within the meaning of Rule 16a-1(f) issued by the SEC (together, “Officers”).

d.

Review and discuss the “Compensation Discussion and Analysis” disclosure prepared pursuant to the requirements of Item 402(b) of Regulation S K (or any successor disclosure item), and based on such review and discussion recommend to the Board whether such “Compensation Discussion and Analysis” disclosure should be included in the Company’s annual report on Form 10 K, proxy statement, information statement or similar document.

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e.	Communicate in the annual Board Compensation Committee Report to shareholders the disclosures required by Item 407(e)(5) of Regulation S-K (or any successor disclosure item).
f.	Approve any and all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company’s Officers.
g.

Review and recommend compensation for non-employee members of the Board, including but not limited to the following elements: retainer, meeting fees, committee fees, committee chair fees, equity or stock compensation, deferred compensation, benefits and perquisites.

h.	With sole and exclusive authority, make and approve equity grants and other discretionary awards under the Company’s equity incentive plans to all persons who are Officers.
i.	Grant equity awards and other discretionary awards under the Company’s equity incentive plans to all other eligible individuals in the Company’s service.
j.

Amend the provisions of the Company’s equity incentive plans, to the extent authorized by the Board, and make recommendations to the Board with respect to incentive compensation and equity-based plans.

k.	Approve for submission to the shareholders equity incentive plans or amendments thereto.
l.

Oversee and periodically review the operation of all of the Company’s employee benefit plans. Responsibility for day-to-day administration of the plans, including the preparation and filing of all government reports and the preparation and delivery of all required employee materials and communications, will be performed by company personnel.

m.

Ensure that incentive compensation plans are administered in a manner consistent with the Company’s compensation strategy and the terms of such plan, including but not limited to the following: participation, target annual incentive awards, corporate financial goals, actual awards paid to Officers and qualification to the extent required by Section 162(m).

n.

Review matters related to management performance, compensation and succession planning (including periodic review and approval of Chief Executive Officer and other Officer succession planning) and executive development for executive staff.

o.	Approve separation packages and severance benefits for Officers.
p.

Exercise, as necessary and appropriate, all of the authority of the Board with respect to the election of corporate officers of the Company during the periods between the regular meetings of the Board.

q.	Have full access to the Company’s executives and personnel as necessary to carry out its responsibilities.

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r.

Obtain such advice, data or other resources necessary to perform its duties hereunder, and the Committee has the authority to obtain external consultant reports or published salary surveys, to retain an independent compensation consultant, and to retain other professionals to assist in the design, formulation, analysis and implementation of compensation programs for the Company’s Officers, other key employees and non-employee members of the Board. If the Committee enlists the services of a consultant to assist in the evaluation of its director or executive compensation program or other matters, the Committee has sole authority to retain and terminate that firm, including sole authority to approve the firm’s fees and other retention terms.

s.

Have responsibility for the review and approval of all reports and summaries of Officer and Director compensation policies and decisions as may be appropriate for operational purposes or as may be required under applicable law.

t.	Perform any other activities consistent with this Charter, the Company’s Bylaws and governing law as the Committee or the Board deems necessary or appropriate.
u.	Review the Committee Charter from time to time and recommend any changes to the Board.
v.	Report to the Board on the major items covered at each Committee meeting.

4.	Committee Meetings

The Committee will meet as often as necessary to carry out its responsibilities. Meetings may be called by the Chairman of the Committee and/or by the management of the Company. Minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee will be made to the Board at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board approved by the Committee.

The Committee will also meet as and when necessary to act upon any other matters within its jurisdiction under this Charter. A majority of the total number of members of the Committee will constitute a quorum at all Committee meetings. All meetings shall be held subject to and in accordance with the Colorado Business Corporation Act. Minutes will be kept of each meeting of the Committee.

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